August 5, 2009

Submitted Via EDGAR
& FAX (703) 813-6968

United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	John Cash Accounting Branch Chief Division of Corporate Finance

RE:	LADISH CO., INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 31, 2009
FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2009
FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009
FILE NO. 000-23539

Dear Mr. Cash:

This correspondence is being submitted on behalf of Ladish Co., Inc., a Wisconsin corporation (“Ladish” or the “Company”) in response to the issues raised in your August 5, 2009 letter. The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”). The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing. The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following information is intended to be responsive to the like numbered provisions in your August 5, 2009 letter:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 23
Evaluation of Disclosure Controls and Procedures, page 23

We can confirm for you, and will revise future filings to clarify, if true, that our chief executive officer and our chief financial officer have reached a conclusion that the Company’s disclosure controls and procedures are effective.

LADISH CO., INC.

United States Securities & Exchange Commission
August 5, 2009

We trust you found the foregoing to be responsive to the issue raised in your correspondence and we will modify the Company’s future filings as indicated. If you have any further questions or wish to discuss any of the above information, do not hesitate to contact the undersigned at (414) 747-2935.

Sincerely,

/s/ Wayne E. Larsen

Wayne E. Larsen
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